UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Weyland Tech, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

962193108

(CUSIP Number)

Raghunath Kilambi

18400 Von Karman Avenue,

Suite 1000, Irvine, CA 92612

888-706-6764

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

January 8, 2020

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 962193108

1		NAME OF REPORTING PERSONS ConversionPoint Technologies Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,857,142(1)
	8	SHARED VOTING POWER 0(1)
	9	SOLE DISPOSITIVE POWER 27,857,142(1)
	10	SHARED DISPOSITIVE POWER 0(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,857,142(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2%(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Excludes an additional 7,142,857 shares of common stock which were deposited into escrow at the closing of the Transaction (as defined below) and will be released to the Reporting Person once the Reporting Person achieves certain milestone requirements, subject to offset for indemnification purposes, in accordance with the terms of the Purchase Agreement and the Escrow Agreement (as defined below), as further described in Item 3 below. While such shares are held in escrow, the Reporting Person does not have any voting rights or any other rights as a stockholder with respect to such shares. Also excludes an additional 714,286 shares of common stock transferred to Bridgewater Capital Corporation for consulting services rendered in connection with the Transaction.

(2) Assumes 152,765,104 shares of common stock outstanding as of the date of this statement on Schedule 13D, based on 152,765,104 shares of common stock deemed to be issued and outstanding as of January 31, 2020.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Weyland Tech, Inc., a Delaware corporation (the “Issuer”).

The address of the principal executive offices of the Issuer is: 85 Broad Street, 16-079, New York, New York 10004.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name

This Schedule 13D is filed by ConversionPoint Technologies Inc., a Delaware corporation (the “Reporting Person”).

(b)	Residence or Business Address

The address of the principal business and principal office for the Reporting Person is: 18400 Von Karman Avenue, Suite 1000, Irvine, CA 92612.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The Reporting Person is a holding company that holds shares of Common Stock of the Issuer.

(d)	Criminal Convictions

During the past five years, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of its directors or executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

The Reporting Person is organized under the laws of the State of Delaware. The citizenship of each of the Reporting Person’s directors and executive officers is listed on Schedule A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Asset Purchase Agreement and Related Transactions

On December 16, 2019, the Issuer and its wholly-owned subsidiary, Origin8, Inc. (“Origin8”), entered into an Asset Purchase Agreement (the “Purchase Agreement”) with the Reporting Person and its wholly-owned subsidiary Push Holdings, Inc. (“Push”), whereby Origin8 would acquire substantially all of the assets of Push in exchange for up to 35,714,285 shares of Common Stock of the Issuer (the “Transaction”).

On January 8, 2020, the Issuer completed the Transaction (the “Closing”). Under the terms of the Purchase Agreement, the Issuer issued 28,571,428 shares of Common Stock to the Reporting Person at Closing, and an additional 7,142,857 shares of Common Stock (the “Holdback Shares”) were issued but placed in an independent third-party escrow subject to certain transfer restrictions for up to one and a half years following the Closing, pursuant to the terms of an Escrow Agreement, dated January 8, 2020, by and among the Issuer, Origin8, Push, the Reporting Person and the escrow agent thereto (the “Escrow Agreement”) and the Purchase Agreement. Such Holdback Shares will be released to the Reporting Person once the Reporting Person achieves certain milestone requirements, subject to offset for indemnification purposes. The Reporting Person does not have any voting rights or any other rights as a stockholder while the Holdback Shares are in escrow.

On February 19, 2020, the Reporting Person transferred 714,286 shares of Common Stock of the Issuer to Bridgewater Capital Corporation for consulting services rendered in connection with the Transaction.

The descriptions of the Purchase Agreement and Escrow Agreement contained herein do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Purchase Agreement and Escrow Agreement, copies of which are attached hereto as Exhibit 1 and 2, respectively, and are incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes, and the Reporting Person intends to review its investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The information set forth above under Item 3 of this Schedule 13D is incorporated herein by reference.

Except as set forth in the Purchase Agreement, and to the extent the foregoing may be deemed a plan or proposal, the Reporting Person has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The beneficial ownership of the Issuer’s Common stock is based on 152,765,104 shares of common stock deemed to be issued and outstanding as of January 31, 2020.

(a) and (b) The responses of the Reporting Person to rows 7, 8, 9, 10, 11, and 13 on the cover page of this Schedule 13D are incorporated herein by reference.

(c) Neither the Reporting Person, nor any of the persons listed in Schedule A, has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as set forth in Item 3 of this Schedule 13D, the Reporting Person is not subject to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits

Exhibit No.	Description
1	Asset Purchase Agreement, dated as of December 16, 2019, by and among Weyland Tech, Inc., Origin8, Inc., Push Holdings, Inc., and ConversionPoint Technologies Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Commission on December 18, 2019).
2	Escrow Agreement, dated as of January 8, 2020, by and among Weyland Tech, Inc., Origin8, Inc., Push Holdings, Inc., ConversionPoint Technologies Inc., and Colonial Stock Transfer Co. Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Commission on January 9, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2020	CONVERSIONPOINT TECHNOLOGIES INC.

	By:	/s/ Raghunath Kilambi
	Name:	Raghunath Kilambi
	Title:	President and Chief Financial Officer

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

CONVERSIONPOINT TECHNOLOGIES INC.

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions effected during the past 60 days

Raghunath Kilambi (President and CFO, Director)	CPT	Canada	None

Christopher Jahnke (Director)	CPT	USA	None

Robert Tallack (Director)	CPT	Canada	None

Haig Newton (Director)	CPT	USA	None

*	For each individual with a principal occupation at ConversionPoint Technologies Inc. (“CPT”), their position is listed below their name, and their principal business address is the address of CPT provided above.